UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*
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CERBCO, INC.
(Name of Corporation)

COMMON STOCK, $.10 PAR VALUE
CLASS B COMMON STOCK, $.10 PAR VALUE
(Title of Class of Securities)

156713-10-9 (Common Stock)
156713-20-8 (Class B Common Stock)
(CUSIP Numbers)
_______________________________
Robert W. Erikson c/o CERBCO, Inc.
1419 Forest Drive, Suite 209
Annapolis, Maryland 21403
(443) 482-3374

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.23d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock - CUSIP No. 156713 10 9
Class B Common Stock - CUSIP No. 156713 20 8

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1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Robert W. Erikson IRS Identification No. Of Above Person (Entities Only):

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	[ x ]
		(b)	[ ]
See Item 2 herein.

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3.	SEC Use Only....................................................................................................................

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4.	SOURCE OF FUNDS
PF, OO

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5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Robert W. Erikson - United States

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Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER Common Stock: 49,700 Class B Common Stock: 131,750
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	8.	SHARED VOTING POWER 0
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	9.	SOLE DISPOSITIVE POWER Common Stock: 49,700 Class B Common Stock: 131,750
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	10.	SHARED DISPOSITIVE POWER 0
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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock, Robert W. Erikson: 49,700 Class B Common Stock, Robert W. Erikson: 131,750

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12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ x ]
Excludes shares of Common Stock and Class B Common Stock beneficially owned by Robert Erikson's spouse.

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock = 4.15% Class B Common Stock = 45.36%

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14.	TYPE OF REPORTING PERSON
IN

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Common Stock - CUSIP No. 156713 10 9
Class B Common Stock - CUSIP No. 156713 20 8

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1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Julia M. Erikson IRS Identification No. Of Above Person (Entities Only):

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	[ x ]
		(b)	[ ]
See Item 2 herein.

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3.	SEC Use Only....................................................................................................................

_____________________________________________________________________________________________
4.	SOURCE OF FUNDS
PF, OO

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5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

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Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER Common Stock: 695 Class B Common Stock: 5,305
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	8.	SHARED VOTING POWER 0
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	9.	SOLE DISPOSITIVE POWER Common Stock: 695 Class B Common Stock: 5,305
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	10.	SHARED DISPOSITIVE POWER 0
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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 695 Class B Common Stock: 5,305

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12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ x ]
Excludes shares of Common Stock and Class B Common Stock owned by Robert Erikson.

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock = 0.58% Class B Common Stock = 1.83%

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14.	TYPE OF REPORTING PERSON
IN

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Class B Common Stock - CUSIP No. 156713 20 8

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1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Michael W. Zarlenga IRS Identification No. Of Above Person (Entities Only):

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	[ x ]
		(b)	[ ]
See Item 2 herein.

_____________________________________________________________________________________________
3.	SEC Use Only....................................................................................................................

_____________________________________________________________________________________________
4.	SOURCE OF FUNDS
PF, OO

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5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

_____________________________________________________________________________________________
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

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Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER Class B Common Stock: 100
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	8.	SHARED VOTING POWER 0
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	9.	SOLE DISPOSITIVE POWER Class B Common Stock: 100
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	10.	SHARED DISPOSITIVE POWER 0
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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Class B Common Stock: 100

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12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Class B Common Stock = 0.03%

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14.	TYPE OF REPORTING PERSON
IN

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Common Stock - CUSIP No. 156713 10 9

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1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Gary Rothrock IRS Identification No. Of Above Person (Entities Only):

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a)	[ x ]
		(b)	[ ]
See Item 2 herein.

_____________________________________________________________________________________________
3.	SEC Use Only....................................................................................................................

_____________________________________________________________________________________________
4.	SOURCE OF FUNDS
PF, OO

_____________________________________________________________________________________________
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

_____________________________________________________________________________________________
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

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Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER Common Stock: 100
____________________________________________________________________________
	8.	SHARED VOTING POWER 0
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	9.	SOLE DISPOSITIVE POWER Common Stock: 100
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	10.	SHARED DISPOSITIVE POWER 0
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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
Common Stock: 100

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12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Common Stock = 0.008%

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14.	TYPE OF REPORTING PERSON
IN

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Introduction

This Amendment No. 10 to Schedule 13D ("Amendment No. 10") amends and supplements the Amendment No. 9 to Schedule 13D ("Amendment No. 9")[1] filed with the Securities and Exchange Commission ("SEC") on February 8, 2005 and Amendment No. 8 to Schedule 13D filed with the SEC on January 31, 2005 ("Amendment No. 8") which amended, restated and replaced in it entirety the Schedule 13D initially filed with the SEC on April 25, 1985, as amended to that date (as amended, supplemented and restated to date, the "Schedule 13D"), with respect to the Common Stock, par value $0.10 per share ("CERBCO Common Stock") of CERBCO, Inc. (the "Corporation" or "CERBCO") and the Class B Common Stock, par value $0.10 per share ("CERBCO Class B Common Stock") of the Corporation. The Corporation's principal executive officers are located at 1419 Forest Drive, Suite 209, Annapolis, Maryland 21403.

ITEM 4.	Purpose of the Transaction
The disclosure under this Item 4(a) of the Schedule 13D is amended by deleting the following last sentence in the second paragraph on page 9 of 16 of the Schedule 13D:

"However, effective January 20, 2005 in connection with the formation of the Committee for Fair Dealing (as discussed later herein), Robert Erikson believes Gary Rothrock now would be deemed a member of a 'group,' as the term is defined under Rule 13d of the Securities and Exchange Act."

and replacing it with the following sentence:

"However, because of Robert Erikson's subsequent September 8, 2004 agreement to pay the expenses of the Initiating Shareholder regarding the Complaint, subsequently followed by the formation of the Committee for Fair Dealing on January 20, 2005 (as discussed later herein), Robert Erikson believes Gary Rothrock now would be deemed a member of a 'group,' effective January 20, 2004, as the term is defined under Rule 13d of the Securities and Exchange Act."

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1 Note that on the cover page of Amendment No. 9, the "Date of Event which Requires Filing of this Statement" was stated as "November 4, 2005." This is a typographical error and should have the date: "February 4, 2005." Amendment No. 9 is hereby amended accordingly.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated: February 10, 2005	By:/s/ Robert W. Erikson Robert W. Erikson
Dated: February 10, 2005	By:/s/ Julia M. Erikson Julia M. Erikson
Dated: February 10, 2005	By:/s/ Michael Zarlenga Michael Zarlenga
Dated: February 10, 2005	By:/s/ Gary Rothrock Gary Rothrock

Attention: Intentional misstatements or omissions of fact constitutes Federal criminal violations (See 18 U.S.C. 1001)